This filing is made pursuant to Rule 424(b)(3) under
the Securities Act of 1933 in connection with
Registration No. 333-132201

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Debt Securities	(1)	(1)

(1)   $10,000,000 aggregate principal amount of Debt Securities are being offered pursuant to this Pricing Supplement. An aggregate registration fee of $465,778 was pre-paid or carried forward from a prior registration statement with respect to $4,064,937,000 principal amount of an unspecified aggregate number of Debt Securities registered pursuant to Registration Statement No. 333-132201,  and an additional registration fee of $107,000 was pre-paid on May 15, 2006 (pursuant to a Prospectus Supplement dated May 11, 2006, filed on May 15, 2006 under Rule 424(b)(2) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities. An additional registration fee of $107,000 was pre-paid on September 1, 2006 (pursuant to a Pricing Supplement dated August 28, 2006, filed on September 1, 2006 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities.  $1,070 of such registration fee is offset against the fee due for this offering and, as of October 16, 2006, $8,838 remains available for future fees with respect to $82,600,000 principal amount of unsold Debt Securities. An additional registration fee of $107,000, calculated in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, is being pre-paid pursuant to this Pricing Supplement in connection with an additional $1,000,000,000 principal amount of Debt Securities.

Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated October 4, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PZM1

Principal Amount (in Specified Currency): $10,000,000
Issue Price: 100%
Trade Date: October 4, 2006
Original Issue Date: October 18, 2006
Stated Maturity Date: October 18, 2021

Initial Interest Rate: 7.50%
Interest Rate: See “Additional Terms of the Notes”
Interest Payment Dates: Quarterly, on each January 18, April 18, July 18 and October 18, commencing January 18, 2007

Net Proceeds to Issuer: 100%
Agent’s Discount or Commission: 0.0%
Agent: Morgan Stanley & Co. Incorporated
Agent’s Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: Actual/Actual
Business Day Convention: Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole, at par on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Each Interest Payment Date, commencing October 18, 2007.

Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days’ prior notice

Repayment: Not Applicable

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Specified Currency: U.S. dollars

Minimum Denominations: $50,000 and $1,000 increments thereafter

Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Interest

The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on October 18, 2007 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on October 18, 2007 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an “Interest Calculation Period,” and collectively the “Floating Interest Rate Period”) calculated in accordance with the following formula:

(7.50%) x (N / M)

Where:

“N” is the total number of calendar days in the applicable Interest Calculation Period on which the U.S. dollar LIBOR rate with an index maturity of 6 months (“6-month LIBOR”) is determined to be greater than 0.0% and less than or equal to 7.0%; provided however, that 6-month LIBOR determined on the London Banking Day (as that term is defined in the Prospectus Supplement) immediately preceding the fifth Business Day prior to each Interest Payment Date (or Maturity, as applicable) shall apply to such Business Day and each of the remaining calendar days in the related Interest Calculation Period; and

“M” is the total number of calendar days in the applicable Interest Calculation Period.

Nothing will be added to “N” with respect to any calendar day on which 6-month LIBOR is determined or deemed to be less than or equal to 0.0% or greater than 7.0%. For each calendar day in an Interest Calculation Period that is not a London Banking Day, 6-month LIBOR for that calendar day will be the rate in effect on the immediately preceding London Banking Day.

6-month LIBOR will be determined with reference to Telerate Page 3750 as of 11:00 A.M. London time on the applicable London Banking Day. If 6-month LIBOR cannot be determined as described in the prior sentence, 6-month LIBOR will be calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 6 months to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such London Banking Day and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, 6-month LIBOR determined on the applicable London Banking Day will be the arithmetic mean of the quotations. If fewer than two quotations are provided, 6-month LIBOR determined on the applicable London Banking Day will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M. in London on such London Banking Day by three major banks, which may include the Calculation Agent and its affiliates, in London selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having an index maturity of 6 months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as described in the prior sentence, 6-month LIBOR for the applicable London Banking Day will be 6-month LIBOR in effect on such London Banking Day.

All percentages resulting from any calculation of the interest rate will be rounded to the nearest fifth decimal place (one hundred-thousandth of a percentage point), with five one millionths of a percentage point rounded upwards. For example, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent with one-half cent being rounded upward.

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 6-month LIBOR, and other events that are difficult to predict and beyond TMCC’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During the Floating Interest Rate Period Is Uncertain And Could Be 0.0%.

6-month LIBOR is a floating rate. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which 6-month LIBOR is less than or equal to 0.0% or greater than 7.0%. For every calendar day on which 6-month LIBOR is less than or equal to 0.0% or greater than 7.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 6-month LIBOR remains less than or equal to 0.0% or greater than 7.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During the Floating Interest Rate Period, The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

During the Floating Interest Rate Period, the Notes bear interest at a rate of 0.0% per annum with respect to any calendar day on which 6-month LIBOR is less than or equal to 0.0% or greater than 7.0%. As a result, if 6-month LIBOR remains less than or equal to 0.0% or greater than 7.0% for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable 6-Month LIBOR Rate With Respect To The Fifth Business Day Preceding The End Of An Interest Calculation Period Will Be The Rate For The Remainder Of That Interest Calculation Period.

Because during the Floating Interest Rate Period 6-month LIBOR determined on or otherwise applicable to the fifth Business Day preceding the end of an Interest Calculation Period will be 6-month LIBOR for the remainder of the Interest Calculation Period, if 6-month LIBOR with respect to that Business Day is not greater than 0.0% or less than or equal to 7.0%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if 6-month LIBOR on any of the subsequent remaining calendar days were actually greater than 0.0% or less than or equal to 7.0%.

Secondary Trading May Be Limited.

The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of 6-month LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

•                  The market value of the Notes at any time might be affected by changes in the level of 6-month LIBOR. For example, an increase in the level of 6-month LIBOR could cause a decrease in the market value of the Notes because no interest will be payable on the Notes if 6-month LIBOR is greater than 7.0%. Conversely, a decrease in the level of 6-month LIBOR could cause an increase in the market value of the Notes because interest will be payable. However, if the level of 6-month LIBOR decreases and remains low, the likelihood of the Notes being redeemed would increase. The level of 6-month LIBOR itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

•                  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 6-month LIBOR increases, the market value of the Notes may decrease.

•                  The market value of the Notes will likely be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the level of 6-month LIBOR.

The Historical Performance Of 6-Month LIBOR Is Not An Indication Of The Future Performance Of 6-Month LIBOR.

Historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes. Changes in the level of 6-month LIBOR will affect the trading price of the Notes, but it is impossible to predict whether the level of 6-month LIBOR will rise or fall.